UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Celldex Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15117B103

(CUSIP Number)

November 29, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 15117B103	13G	Page 2 of 8

1.	Names of Reporting Persons. KLP Enterprises, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,865,006 (see Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,865,006 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,865,006 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)
12.	Type of Reporting Person OO

CUSIP No. 15117B103	13G	Page 3 of 8

1.	Names of Reporting Persons. Andrew D. Wingate
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,865,006 (see Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,865,006 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,865,006 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)
12.	Type of Reporting Person IN

CUSIP No. 15117B103	13G	Page 4 of 8

ITEM 1.

(a)	Name of Issuer:

Celldex Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Perryville III Building, 53 Frontage Road, Suite 220, Hampton NJ 08827

ITEM 2.

(a)	Name of Person Filing:

This statement is filed by: (i) KLP Enterprises, LLC and (ii) Andrew D. Wingate (the manager of KLP Enterprises, LLC) with respect to shares of Common Stock, par value $0.001 per share of the Issuer beneficially owned by KLP Enterprise, LLC and Andrew D. Wingate.

KLP Enterprises, LLC and Mr. Wingate have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1 pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provision of Rule 13d-1(k) of the Act.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of KLP Enterprises, LLC and Mr. Wingate is 35 Windsor Road, North Haven, CT 06473.

(c)	Citizenship:

KLP Enterprises, LLC is a Delaware limited liability company.

Andrew D. Wingate is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

15117B103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

CUSIP No. 15117B103	13G	Page 5 of 8

ITEM 4. OWNERSHIP.

The percentages used herein are calculated based upon the shares of common stock issued and outstanding as of November 30, 2016 as reported on the Issuer’s Form S-3 filed with the Securities and Exchange Commission by the Issuer on December 2, 2016.

As of the close of business on December 8, 2016:

1.	KLP Enterprises, LLC

(a)	Amount beneficially owned: 6,865,006

(b)	Percent of class: 5.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 6,865,006

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 6,865,006

2.	Andrew D. Wingate

(a)	Amount beneficially owned: 6,865,006

(b)	Percent of class: 5.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 6,865,006

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 6,865,006

Mr. Wingate does not directly own shares of Common Stock, par value $0.001 per share. As manager of KLP Enterprises, LLC, Mr. Wingate may be deemed to share beneficial ownership with respect to securities held by KLP Enterprises, LLC.

CUSIP No. 15117B103	Page 6 of 8

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 15117B103	Page 7 of 8

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2016

KLP Enterprises, LLP

/s/ Andrew D. Wingate
(Signature)

Andrew D. Wingate/Manager
(Name/Title)

Andrew D. Wingate

/s/ Andrew D. Wingate
(Signature)

Andrew D. Wingate
(Name)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 15117B103	Page 8 of 8

EXHIBIT INDEX

99.1	Joint Filing Agreement between KLP Enterprises, LLC and Andrew D. Wingate